

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Chip Baird
Chief Operating Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, Massachusetts 02142

      Re: 2seventy bio, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 16, 2023
           File No. 001-40791

Dear Chip Baird:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences